               Filed by Board of Trade of the City of Chicago, Inc. (CBOT) Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933 File No. 132-01854

                                  *  *  *  *

The following communication was distributed to CBOT members and membership interest holders on November 21, 2000 and is currently available on the CBOT's intranet site, MemberNet.


[LOGO]               BOARD OF TRADE OF THE CITY OF CHICAGO
                             OFFICE OF THE SECRETARY

                            MONTHLY LETTER TO MEMBERS

                                  NOVEMBER 2000

--------------------------------------------------------------------------------

     Please report business and home address changes and changes affecting registration privileges to the Department of Member Services.

In accordance with the provisions of Regulation 312.01, the Exchange will be closed on Thursday, November 23, 2000 in observance of Thanksgiving Day.

                   NOTICES DISTRIBUTED DURING THE LAST MONTH

October 3, 2000

Dear Fellow Member:

Yesterday, we announced the expansion of trading hours for our a/c/e electronic trading platform, responding to member and customer demand for more trading opportunities in the Asian time zone. Market users can begin trading CBOT products on the new schedule on October 15, 2000.

The new operating hours on a/c/e for financial products will be 8:00 p.m. to 4:00 p.m. Previously, the hours of operation were 10:00 p.m. to 4:00 p.m. The new hours on a/c/e for agricultural products will be 8:30 p.m. to 6:00 a.m. Previously, the hours of operation were 10:10 p.m. to 6:00 a.m.

Since its launch just more than a month ago, overall volume on the a/c/e platform has surpassed 2 million contracts--with volume reaching one million in its first 12 days of trading. Currently, 84 CBOT members and member firms are able to trade CBOT products on the a/c/e platform. The second phase of the alliance, scheduled to launch during fourth quarter 2000, will include an additional 60-80 members and member firms.

The CBOT is committed to service to our members and customers. I welcome your feedback on any issues of interest to you.

Sincerely,
David P. Brennan
Chairman of the Board

                             *   *   *   *   *   *

October 4, 2000

Dear Fellow Member,

The implementation of side by side a/c/e and open outcry grain trading will require a specific plan to complement the complexities of the CBOT's grain products. As the Chicago Board of Trade evaluates the issues pertinent to side by side ag trading, I want to assure you that we are working to address the concerns associated with such a change in the traditional grain trading day.

Presently we are precluded from trading grains between the hours of 6:00 a.m. and 6:00 p.m. absent member approval. This window must be minimized in order to remain competitive in the futures industry. It is our goal to initiate side by side trading before this step becomes a reactionary or defensive response to CBOT competitors. We will seek out the demands of our users and those of the marketplace in general in order to conclude the most suitable side by side trading framework for effectively serving our members and customers.

Side by side trading of grains cannot properly be addressed with the same initiative utilized for our financial products. The overlap of electronic trading and the 7:30 a.m. government crop reports is a critical issue and will contribute to the determination of extended a/c/e trading hours. We recognize the crucial role these reports play in the trading of grain products, and we will carefully consider the impact of permitting active electronic trading during the release of these reports.

I will update you with developments in this process.

Sincerely,

David P. Brennan
Chairman of the Board

                             *   *   *   *   *   *

The results of the October 12, 2000 membership ballot vote are as follows:

                                  PROPOSITION
                                  -----------

Amend the CBOT Charter, Bylaws and Rules, as indicated in the Ballot Disclosure, to reduce the size of the Board of Directors and of the Nominating Committee.

                           AM                     REGULAR      TOTAL
                           --                     -------      -----

                          Total       Count
                          -----       -----

Total number of
  ballots cast              167      27  5/6      684          711 5/6
                           ----      -------      -------      -------

             Ballots FOR    138      23           585          608
                           ----      -------      -------      -------

         Ballots AGAINST     29      4   5/6      99           103 5/6
                           ----      -------      -------      -------

                  BLANKS      0                   0
                           ----                   -------

                MAJORITY    FOR                   504 1/6
                           ----                   -------

The CBOT urges you to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring, when it becomes available, as well as the other documents that the CBOT has filed or will file with the SEC, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's website at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604, Attention: Office of the Secretary, Telephone:
(312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                             *   *   *   *   *   *

October 16, 2000

TO:            MEMBERS

RE:            NOMINATING COMMITTEE

In accordance with the CBOT(R) Bylaws, Article II, Section 4, the Nominating
                                                                  ----------
Committee will hold open meetings as follows:
---------

          TUESDAY, OCTOBER 24, 2000 (2:00 P.M.)

          WEDNESDAY, OCTOBER 25, 2000 (2:00 P.M.)

          THURSDAY, OCTOBER 26, 2000 (2:00 P.M.)

                                                                     (continued)

Members are invited and urged to present their recommendations to the Committee.
-------------------------------------------------------------------------------
All three meetings will be held in the Board of Trade Building. Appointments are necessary and can be made by calling the Secretary's Office at 312/435-3600. The
                                                                             ---
Committee suggests that appointments be made as early as possible in order to
-----------------------------------------------------------------------------
accommodate all interested members.
----------------------------------

Nominations will be made to fill the following office:

               Chairman of the Board (two year term)

IF YOU CANNOT ATTEND A MEETING IN PERSON, PLEASE SUBMIT YOUR RECOMMENDATIONS IN WRITING TO THE NOMINATING COMMITTEE, C/O PAUL J. DRATHS, VICE PRESIDENT AND SECRETARY, SUITE 600.

                             Nominating Committee
                             --------------------

               John H. Tocks, Chairman            Jay Homan
               John L. Pietrzak, Vice Chairman    Bruce A. Williams
               Jack R. Frymire                    Charles M. Wolin

                             *   *   *   *   *   *

October 3, 2000

RE:  a/c/e Agricultural Products Trading Times Survey
     ------------------------------------------------

On September 19, 2000, the Board of Directors unanimously approved a proposal to enable the listing of CBOT(R) agricultural complex products for electronic trading during all hours of operation of the a/c/e trading platform, including side-by-side with the open outcry session. Under Rule 9B.02 the electronic trading of agricultural contracts during the 6:00 a.m. to 6:00 p.m. timeframe is subject to approval by a vote of the membership. Current a/c/e trading hours for agricultural commodities are 10:10 p.m. - 6:00 a.m. On October 15, 2000, a/c/e trading hours for agricultural commodities will be expanded to 8:30 p.m. - 6:00 a.m.

What is your preference for a/c/e trading hours for agricultural products?

1)   All possible and continuous a/c/e platform trading hours?
     (8:30 p.m. - 4:00 p.m.) This proposal raises questions related to potential volatility caused by the release of the quarterly USDA Grain Stocks reports, monthly USDA Crop Production reports at 7:30 a.m. and the weekly Crop Condition and Progress reports at 3:00 p.m.

2) All possible a/c/e platform trading hours, except 6:00 a.m. - 9:30 a.m.? (8:30 p.m. - 6:00 a.m. plus 9:30 a.m. - 4:00 p.m.) Under this proposal, no
                            --------------------------
     trading on the a/c/e platform would be allowed during the hours when quarterly USDA Grain Stocks reports and monthly USDA Crop Production reports are released, however, the system would be open for trading when the weekly Crop Condition and Progress reports are released at 3:00 p.m.

3) All possible a/c/e platform trading hours, except 6:00 a.m. - 9:30 a.m. and 1:15 p.m. - 4:00 p.m.?
     (8:30 p.m. - 6:00 a.m. plus 9:30 a.m. - 1:15 p.m.) Under this proposal, the
                            --------------------------
     a/c/e system would be closed when quarterly USDA Grain Stocks reports, monthly USDA Crop Reports and weekly Crop Condition and Progress reports are released.

Please contact David Lehman (312-347-3848, Fax: 312-341-3118, e-mail: dlehman@cbot.com) in the Market and Product Development Department with your
----------------
response and any questions by October 5, 2000.

                             *   *   *   *   *   *

October 9, 2000

Trading Against Own Orders Prohibited
-------------------------------------

All a/c/e users are reminded of the following CBOT Rule and Ruling:

          Rule 501.00:   Fictitious Transactions

          It shall be an offense against the Association to create fictitious transactions or to give an order for the purchase or sale of fuutres or options, the execution of which would involve no change in ownership, or to execute such an order with knowledge of its character.

          Ruling 9B.16A: Trading Against Own Orders Prohibited

          During an e-cbot trading session, a member shall not knowingly cause to be entered, or enter into, a transaction in which the member assumes the opposite side of an order entered on behalf of the member's own account.

Violations of Ruling 9B.16A or Rule 501.00 may result in disciplinary action by the Exchange.

Questions regarding this notice may be directed to Bryan Durkin (312.435.3687) or Dean Payton (312.435.3658) of the Office of Investigations and Audits.

                             *   *   *   *   *   *

October 10, 2000

RE:  NEW A/C/E TRADING SCHEDULE
     --------------------------

Beginning SUNDAY, OCTOBER 15, 2000, the regular trading hours for CBOT(R)
          ------------------------
products on the a/c/e electronic trading platform will be as follows (Central Time, Sunday through Friday):

     Financial Products                8:00 p.m. to 4:00 p.m.
     Stock Index & Metals Products     8:15 p.m. to 4:00 p.m.
     Agricultural Products             8:30 p.m. to 6:00 a.m.

Questions in this regard may be directed to Jeffrey Hersh, Director, Electronic Trading Systems (312) 341-7650 or Mary McDonnell, Vice President and a/c/e Managing Director (312) 341-7332.

                             *   *   *   *   *   *

October 19, 2000

RE:  DELIVERY ELIGIBILITY OF REOPENED U.S. TREASURY BONDS AND NOTES
     --------------------------------------------------------------

As stipulated in Regulations 2336.01, 2436.01, and 2536.01, the Chicago Board of Trade will add new issues of U.S. Treasury Notes to the deliverable grades of the 2-Year, 5-Year, and 10-Year U.S. Treasury Note futures contracts as they are issued. If, during the auction of a 2-Year, 5-Year, or 10-Year note which meets the standards of these regulations, the U.S. Treasury Department re-opens an existing bond or note that does not meet these standards but is indistinguishable from the newly auctioned security (i.e., both issues constitute a single issue), the CBOT will deem both the new and existing issues to meet the delivery standards of the 2-Year, 5-Year, or 10-Year Note futures contracts.

For example, if the Treasury Department re-opens an old 10-Year note (e.g., the 5-7/8s of November 2005) at the next 5-year note auction scheduled this November, thus rendering the existing 10-year note indistinguishable from the newly auctioned 5-year note, the Exchange will officially deem both issues to be eligible for delivery into the 5-Year Note futures contract for the December 2000, March 2001, June 2001, and September 2001 expirations.

Questions or comments regarding this notice should be directed to William Lange of the Office of Investigations and Audit Department at (312) 341-7757 or Daniel
W. Grombacher of the Market and Product Development Department at (312)
435-3787.

                             *   *   *   *   *   *

October 24, 2000

RE:  CORN FUTURES DELIVERY SPECIFICATIONS

A question has been raised regarding the eligibility of StarLink(TM) corn for delivery in satisfaction of CBOT(R) corn futures contracts. StarLink corn is a genetically enhanced variety of corn that is registered to Aventis CropScience.

According to CBOT Rule 1038.00, Grades, "A contract for the sale of commodities for future delivery shall be performed on the basis of the grades officially promulgated by the Secretary of Agriculture as conforming to United States Standards at the time of making the contract. If no such United States grades shall have been officially promulgated, then such contract shall be performed on the basis of the grades established by the Department of Agriculture of the State of Illinois, or the standards established by the Rules and Regulations of the Association in force at the time of making the contract."

Under CBOT Rule 1036.00, Grade Differentials, U.S. Nos. 1-3 grades of yellow corn can be delivered in satisfaction of CBOT Corn futures contracts, subject to the specified differentials for quality. Since these grade standards do not include restrictions on genetically enhanced varieties, StarLink(TM) corn, or any other genetically enhanced varieties that meet the U.S. Grade standards designated above, may be delivered in satisfaction of CBOT futures contracts.

If you have any questions about CBOT Corn delivery requirements, please contact David Lehman (312/347-3848) in the Market and Product Development Department or Joe Hawrysz (312/341-7750) in the Office of Investigations and Audits.

                             *   *   *   *   *   *

October 26, 2000

RE:  PRE-EXECUTION COMMUNICATIONS IN
     CONNECTION WITH A/C/E TRADING

A member may enter an order into the a/c/e system for its own account or for the account of a customer following communications with one or more other members under the procedure described below.

1. Members or employees of member firms authorized to use the a/c/e system may engage in communications intended to discern the level of interest for a particular quantity and/or at a particular price.

2. A member ("Member A") who has made or received such communications may enter an order ("Order A") into a/c/e.

3. Following the entry of that order, another member who also participated in the communications ("Member B") may an enter an order ("Order B") which could be matched against Order A, provided that
(a)  Order A is not for the account of Member B;
(b)  Order B is not for the account of Member A; and
(c)  Member B has waited a reasonable period of time before entering Order B.

4. A reasonable period of time is presumed to be 5 seconds with respect to futures, and 15 seconds with respect to options.

5. Member B may agree in advance with Member A to take the other side of Order A after waiting a reasonable period of time after the entry of Order A, if Order A is not otherwise executed during that interval. A trade made after such communications or agreement would not violate Regulations 332.01, 350.05(f) or 352.01(3) or Rule 332.00 because Order A is exposed to other market participants, thus ensuring that the execution of Order A is open and competitive. Such activity would still have to comply with other Exchange rules, such as the ban on wash trading, and with CFTC regulations.

6. For a customer order, the customer would have to consent to execution of his order in accordance with this procedure.

7. A person who has been solicited to participate in a transaction through pre-execution communications may not: (a) disclose the details of such communications to another person (other than to secure the consent of a customer pursuant to paragraph 6); or (b) use the information obtained from such communications other than to participate in such transaction in accordance with the procedure described above.

Questions in this regard may be directed to O.I.A., Bryan T. Durkin at
(312)435-3687 or Dean Payton at (312)435-3658.

                             *   *   *   *   *   *

October 30, 2000

RE:  DEFERMENT OF ELECTRONIC ORDER ROUTING FIRM MANDATE
     ---------------------------------------------------
     ON THE TRADING FLOOR
     --------------------

The electronic order routing agricultural and financial firm mandate implementation scheduled for November 1, 2000 is postponed due to recent order routing system stability issues which are being addressed. Additionally, the Exchange requires more time to meet the overwhelming demand for COMETs and Electronic Clerks as the trading community dramatically increased its adoption of order routing.

As a reminder, the mandate required certain firms who conducted business in the agricultural or financial markets to utilize the order routing system to endorse/enter no less than 25% of their total executed orders each month. The Order Routing Business team will provide ample notice to the trading community prior to re-instating the mandate.

Further information requests regarding the mandate may be directed to Bryan T. Durkin (435-3687) or Tom McCabe (341-3121).

                             *   *   *   *   *   *

                         CBOT DECEMBER 2000 CONTRACTS

Commodity           First              First                  First               Last Trade           Last
Name                Position           Notice                 Delivery            Date                 Delivery
Wheat               Wed-Nov 29         Thu-Nov 30             Fri-Dec 01          Thu-Dec 14           Tue-Dec 26
Corn                Wed-Nov 29         Thu-Nov 30             Fri-Dec 01          Thu-Dec 14           Mon-Dec 18
IA/IL/IN/OH/US      *** No December Contract ***
NAT CROP YIELD
Oats                Wed-Nov 29         Thu-Nov 30             Fri-Dec 01          Thu-Dec 14           Tue-Dec 26
Soybeans            *** No December Contract ***
Soybean Oil         Wed-Nov 29         Thu-Nov 30             Fri-Dec 01          Thu-Dec 14           Fri-Dec 29
Soybean Meal        Wed-Nov 29         Thu-Nov 30             Fri-Dec 01          Thu-Dec 14           Mon-Dec 18
Rough Rice          *** No December Contract ***
Gold                Wed-Nov 29         Thu-Nov 30             Fri-Dec 01          Tue-Dec 26           Fri-Dec 29
(Kilo & 100 oz.)
Silver (1000 &
  5000 oz.)         Wed-Nov 29         Thu-Nov 30             Fri-Dec 01          Tue-Dec 26           Fri-Dec 29
US Bonds            Wed-Nov 29         Thu-Nov 30             Fri-Dec 01          Tue-Dec 19           Fri-Dec 29
Ten Year Notes      Wed-Nov 29         Thu-Nov 30             Fri-Dec 01          Tue-Dec 19           Fri-Dec 29
Ten Year Agency     Wed-Nov 29         Thu-Nov 30             Fri-Dec 01          Tue-Dec 19           Fri-Dec 29
Five Year Notes     Wed-Nov 29         Thu-Nov 30             Fri-Dec 01          Tue-Dec 19           Fri-Dec 29

Commodity           First           First           First          Last Trade       Last                   Last
Name                Position        Notice          Delivery       Date             Notice                 Delivery
2 Year Notes        Wed-Nov 29      Thu-Nov 30      Fri-Dec 01     *Thu-Dec 28      *Tue-Jan 2, 2001       *Wed-Jan 3, 2001

*Tentative dates - subject to change based on U.S. Treasury choice of note issue day.
Flexible options - available for trading in bonds, 10, 5, and 2 year T-Note options.

                                                                           EXPIRING OPTIONS WILL TRADE
                                                                           ---------------------------
                                                                           UNTIL THEIR NORMAL CLOSE TIME.
                                                                           ------------------------------
COMMODITY                LAST TRADE            EXPIRATION                  EXPIRING FUTURE CONTRACTS CLOSE
                                                                           -------------------------------
NAME                     DATE                  DATE                        AT 12:00 NOON EXCEPT:
----                     ----                  ----                        ---------------------
Twelve month SC/
CA/NE PCS OPT            Fri-Dec 29, 2000
1999 ANN SC/LC                                                             12:30 PM - PCS Insurance Options
NA PCS OPT               Fri-Dec 29, 2000                                  1:25 PM - Silver Futures
                                                                           1:40 PM - Gold
                                                                           2:00 PM - Muni Bonds, 30 Day Fed Funds
                                                                           3:15 PM - Dow Jones futures

Dow Jones Futures        Thu-Dec 14                                        The daily price limits for spot month
Dow Jones Options        Thu-Dec 14                                        future contracts will be removed
30 Day Fed Funds         Fri-Dec 29                                        uniformly beginning on the second
Muni Bond Futures        Tue-Dec 19                                        business day prior to the first day of
Muni Bond Options        Tue-Dec 19                                        the spot month. Limits on
US Bond Options          Fri-Nov 17            Sat-Nov 18                  option contracts will be removed on
10 Yr. Note Options      Fri-Nov 17            Sat-Nov 18                  the last day of trading.
5 Yr. Note Options       Fri-Nov 17            Sat-Nov 18
2 Yr. Note Options       Fri-Nov 17            Sat-Nov 18                  This information is subject to change
10 Yr. Agency Options    Fri-Nov 17            Sat-Nov 18                  without notice in an emergency as
Soybean Options          Fri-Nov 17            Sat-Nov 18                  defined in Rule 180.00 and
Corn Options             Fri-Nov 17            Sat-Nov 18                  Regulation 180.01.

Wheat Options            Fri-Nov 17            Sat-Nov 18                  It subject to change with notice,
Oat Options              Fri-Nov 17            Sat-Nov 18                  constructive or actual, if relevant rules
Soybean Oil Options      Fri-Nov 17            Sat-Nov 18                  or regulations are amended or holiday
Soybean Meal Opt's.      Fri-Nov 17            Sat-Nov 18                  schedule revisions are made by the Board.
Rice Options             Fri-Nov 17            Sat-Nov 18
Silver Options           Fri-Nov 24            Sat-Nov 25

                             *   *   *   *   *   *

                    AMENDMENTS TO THE RULES AND REGULATIONS

October 17, 2000

Re:  REVISED REGULATION 332.06 RECORDS OF PROPRIETARY ORDERS

The Board of Directors and the CFTC have approved amendments to Regulation
332.06 "Records of Proprietary Orders".

Under amended Regulation 332.06 proprietary orders of both clearing and non-clearing member firms executed by employees of the member firm may be recorded on trading cards in a manner similar to a local's trade recordation if the following requirements are met:

 .    The executing members must meet the recordkeeping requirements of
     Regulation 332.04.

 .    Executing members must register with Exchange.

 .    Executing members may not trade for their personal accounts.

 .    The amended regulation applies to orders initiated by the executing firm or orders placed by the employing member firm.

The amended regulation is effective immediately.

For further information and/or to register with the Exchange under the revised regulation, please contact Mary Beth Rooney (312-435-3583) or Terry Quinn (312-435-3753) in OIA.

                             *   *   *   *   *   *

                        CHANGES IN MARGIN REQUIREMENTS

October 19, 2000

RE:  MARGIN REQUIREMENTS
------------------------

The following changes in Exchange minimum margin requirements will be effective as of the opening of business October 20, 2000:
                              ----------------

                                        From                             To
                              Initial/Maintenance/Hedge       Initial/Maintenance/Hedge
                              -------------------------       --------------------------
Soybean Oil                  $   540/     400    /   400     $  473/      350      /  350
Rough Rice                       675/     500    /   500        810/      600      /  600
Dow Jones Composite Index      2,025/   1,500    / 1,500      1,350/    1,000      /1,000
Dow Jones Utilities Index      2,025/   1,500    / 1,500      2,700/    2,000      /2,000

                                                                 From                                       To
                                             Spread             Amount               Spread               Amount
Ratio  Spread                                Credit%    Initial/Maintenance/Hedge    Credit %   Initial/Maintenance/Hedge
-----  ------                                -------    -------------------------    --------   -------------------------
1:1    5 Yr. T-Notes vs. 2 Yr. T-Notes         80%       $  297/    220  /   220        85%      $  223/    165   /  165
1:2    Dow Jones(SM) Industrial Average
        vs. Dow Jones(SM) Composite Index      85%        1,418/  1,050  /1,050         70%      $2,835/  2,100   /2,100
1:4    1 Dow Jones(SM) Industrial Average,
       1 Transportation, 1 Utilities Indices
       vs. 4 Dow Jones(SM) Composite Index     85%        2,734/  2,025  /2,025         70%      $5,468/  4,050   /4,050

Old crop/new crop:


                             From                           To
                 Initial/Maintenance/Hedge      Initial/Maintenance/Hedge
                 -------------------------      -------------------------
Corn              $  135/   100    /  100        $   68/    50   /    50

*"Dow Jones(SM), "The Dow(SM)", "Dow Jones Industrial Average(SM)", "Dow Jones Transportation Average(SM)", "Dow Jones Utility Average(SM)", "Dow Jones Composite Average(SM)", "DJIA(SM)", "DJTA(SM)", "DJUA(SM)", and "DJCA(SM)" are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by the Board of Trade of the City of Chicago ("CBOT(R)"). The CBOT's futures and futures options contracts based on the Dow Jones Industrial Average(SM), Dow Jones Transportation Average(SM), Dow Jones Utility Average(SM) and Dow Jones Composite Average(SM) are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of trading in such product(s).

                             *   *   *   *   *   *

                            REGULARITY INFORMATION

October 2, 2000

RE:  APPLICATION FOR CORN AND SOYBEAN REGULARITY
     -------------------------------------------

Pursuant to Regulations C1081.01 and S1081.01, notice hereby is given that CHICAGO AND ILLINOIS RIVER MARKETING L.L.C. ("CIRM") has applied to the Exchange for regularity to deliver corn and soybeans via a throughout agreement at SENECA SHIPYARD TERMINALS, SENECA, ILLINOIS (mile marker 253).

The requested rate of loading is 1 barge (55,000 bushels) per day, which would allow for the issuance of up to 330 shipping certificates.

                             *   *   *   *   *   *

October 2, 2000

Re:  APPLICATION FOR INCREASED SOYBEAN OIL REGULARITY
     ------------------------------------------------

Pursuant to Regulation 1181.01, notice hereby is given that INCOBRASA INDUSTRIES, LTD. has applied for an increase in Soybean Oil regularity at its GILMAN, ILLINOIS facility.

The current regular capacity is 22,500,000 pounds (375 maximum receipts). The requested increase is to 37,500,000 pounds (625 maximum receipts).

                             *   *   *   *   *   *

October 4, 2000

RE:  APPROVED APPLICATION FOR OATS REGULARITY
---------------------------------------------

The Exchange has approved the application of CON AGRA, INCORPORATED for a declaration of regularity for the delivery of oats at its MARQUETTE ELEVATOR in MINNEAPOLIS, MINNESOTA.

The approved regular capacity is 3,800,000 bushels.

Approval is effective immediately.

                             *   *   *   *   *   *

October 24, 2000

RE:  APPLICATION FOR SOYBEAN OIL REGULARITY INCREASE
     -----------------------------------------------

Pursuant to Regulation 1181.01, notice hereby is given that CARGILL, INCORPORATED has applied to the Exchange for an increase in Soybean Oil regular capacity at its storage only facility in ACKLEY, IOWA.

The current regular capacity is 128,000,000 pounds. The requested increase is to 160,000,000 pounds, which would allow for the issuance of up to 2,666 warehouse receipts.

                             *   *   *   *   *   *

The Market Report Department has authorized trading in the following commodities:

COMMODITY                                       EFFECTIVE DATE
---------                                       --------------
  2002 March Corn                               November 15, 2000
  2002 March Oats                               November 15, 2000
  2002 March Soybeans                           November 15, 2000
  2003 July Soybeans                            November 15, 2000
  2003 November Soybeans                        November 15, 2000
  2002 January Rough Rice                       November 21, 2000
  2002 April Silver 1000 oz.                    November 28, 2000
  2002 April Silver 5000 oz.                    November 28, 2000
  2002 April Kilo Gold                          November 28, 2000
  2002 April Gold 100 oz.                       November 28, 2000
  2002 December 30 Day Fed Funds                December 1, 2000
**2001 February Wheat Options                   November 20, 2000
**2001 February Corn Options                    November 20, 2000
**2001 February Oat Options                     November 20, 2000
**2001 February Soybean Options                 November 20, 2000

**2001 February Soybean Oil Options             November 20, 2000
**2001 February Soybean Meal Options            November 20, 2000
**2001 February Rough Rice Options              November 20, 2000
**2001 December Wheat Options                   November 20, 2000
**2002 March Corn Options                       November 20, 2000
**2002 March Oat Options                        November 20, 2000
**2002 March Soybean Options                    November 20, 2000
**2002 January Rough Rice Options               November 20, 2000
**2001 September US Treasury Bond Options       November 20, 2000
**2001 September Ten Year T-Note Options        November 20, 2000
**2001 September Five Year T-Note Options       November 20, 2000
**2001 September Two-Year T-Note Options        November 20, 2000
**2001 September Ten Year Agency Note Options   November 20, 2000
**2001 February Municipal Bond Options          November 20, 2000
**2001 August Silver Options                    November 27, 2000

* These commodities are authorized to trade the evening prior to the effective date.

** On the business day prior to the effective date, a notice listing the Call and Put Strike Prices will be distributed following the close.

                             *   *   *   *   *   *

Effective as of the dates indicated, the Market Report Department has authorized trading in the following strike prices:

COMMODITY                                    STRIKE (PUT & CALL)   EFFECTIVE DATE
2001 February US Treasury Bond Options*      60 thru 164           October 23, 2000
2001 February Ten Year T-Note Options        78 thru 135           October 23, 2000
2001 February Five Year T-Note Options       90.5 thru 122         October 23, 2000
2001 February Ten Year Agency Note Options   74 thru 110           October 23, 2000
2001 January Wheat Options*                  230 thru 400          October 23, 2000
2002 January Soybean Oil Options*            12 thru 27            October 23, 2000
2001 February DJIA(SM) Options               4500 thru 16500       October 23, 2000

* These strike prices are authorized to trade effective the evening prior to the effective date.

LAST TRADING DAY AND EXPIRATION DAY FOR NEW OPTIONS

COMMODITY                   LAST TRADING DAY          EXPIRATION DAY
2001 January Options        Fri. December 15, 2000    Sat. December 16, 2000
2001 February Options       Fri. January 19, 2001     Sat. January 20, 2001
2001 Feb. DJIA(SM) Options  Fri. February 16, 2001
2002 January Options        Fri. December 21, 2001    Sat. December 22, 2001

                             *   *   *   *   *   *

                             DISCIPLINARY ACTIONS

October 11, 2000

Without admitting or denying any violation, ABN AMRO, INCORPORATED consented to the entry of a conclusion that the BUSINESS CONDUCT COMMITTEE had reason to believe that the firm violated:

Regulation 332.02, in that the firm failed to submit only the bracket information submitted to it by the members executing the trades on the record of transactions submitted to the Clearing House.

Regulation 332.08, in that the firm failed to make all trade data submissions in a correct manner.

The penalty was a $750 fine.

                             *   *   *   *   *   *

October 11, 2000

Without admitting or denying any violation, AUBREY G. LANSTON & CO., INC. consented to the entry of a conclusion that the BUSINESS CONDUCT COMMITTEE had reason to believe that the firm violated:

Regulation 332.02, in that the firm failed to submit only the bracket information submitted to it by the members executing the trades on the record of transactions submitted to the Clearing House.

Regulation 332.08, in that the firm failed to make all trade data submissions in a correct manner.

The penalty was a $750 fine.

                             *   *   *   *   *   *

October 11, 2000

Without admitting or denying any violation, CREDIT SUISSE FIRST BOSTON CORPORATION consented to the entry of a conclusion that the BUSINESS CONDUCT COMMITTEE had reason to believe that the firm violated:

Regulation 332.02, in that the firm failed to submit only the bracket information submitted to it by the members executing the trades on the record of transactions submitted to the Clearing House.

Regulation 332.08, in that the firm failed to make all trade data submissions in a correct manner.

The penalty was a $1,000 fine.

                             *   *   *   *   *   *

October 11, 2000

Without admitting or denying any violation, MERRILL LYNCH FUTURES, INC. consented to the entry of a conclusion that the BUSINESS CONDUCT COMMITTEE had reason to believe that the firm violated:

Regulation 332.02, in that the firm failed to submit only the bracket information submitted to it by the members executing the trades on the record of transactions submitted to the Clearing House.

Regulation 332.08, in that the firm failed to make all trade data submissions in a correct manner.

The penalty was a $1,000 fine.

                             *   *   *   *   *   *

October 11, 2000

Without admitting or denying any violation, MORGAN STANLEY & CO., INCORPORATED consented to the entry of a conclusion that the BUSINESS CONDUCT COMMITTEE had reason to believe that the firm violated:

Regulation 332.08, in that the firm failed to make all trade data submissions in a correct manner.

The penalty was a $1,000 fine.

                             *   *   *   *   *   *

October 11, 2000

Without admitting or denying any violation, REFCO, INC. consented to the entry of a conclusion that the BUSINESS CONDUCT COMMITTEE had reason to believe that the firm violated:

Regulation 332.02, in that the firm failed to submit only the bracket information submitted to it by the members executing the trades on the record of transactions submitted to the Clearing House.

Regulation 332.08, in that the firm failed to make all trade data submissions in a correct manner.

The penalty was a $3,500 fine.

                             *   *   *   *   *   *

October 11, 2000

Without admitting or denying any violation, KATHRYN MARY MCBRIDE consented to the entry of a conclusion that the FLOOR GOVERNORS COMMITTEE had reason to believe that she violated:

Rule 332.00 and Regulation 332.01, in that she participated in the non-competitive execution of Corn option transactions, not by open outcry or in the open market.

The penalty was a $2,500 fine and floor access denial for 15 business days.

                             *   *   *   *   *   *

October 11, 2000

Without admitting or denying any violation, EDWARD R. KRAJEWSKI, JR. consented to the entry of a conclusion that the FLOOR GOVERNORS COMMITTEE had reason to believe that he violated:

Rule 332.00 and Regulation 332.01, in that he participated in the non-competitive execution of Soybean Oil futures transactions, not by open outcry or in the open market;

Regulation 332.04, in that he submitted trading cards for clearing which did not record his trades in the exact chronological order of execution;

Regulation 332.041, in that he was unable to account for certain pre-numbered trading cards within his card sequence; and

Regulation 332.05, in that he failed on various occasions to submit trading cards for clearing in a timely fashion.

The penalty was a $15,000 fine and floor access denial for 15 business days (from 10-16-00 to 11-03-00).

                             *   *   *   *   *   *

October 11, 2000

Without admitting or denying any violation, EDWARD R. KRAJEWSKI, JR. consented to the entry of a conclusion that the FLOOR GOVERNORS COMMITTEE had reason to believe that he violated:

Rule 332.00 and Regulation 332.01, in that he participated in the non-competitive execution of Soybean Oil futures transactions, not by open outcry or in the open market;

Regulation 332.04, in that he submitted trading cards for clearing which did not record his trades in the exact chronological order of execution;

Regulation 332.041, in that he was unable to account for certain pre-numbered trading cards within his card sequence; and

Regulation 332.05, in that he failed on various occasions to submit trading cards for clearing in a timely fashion.

The penalty was a $15,000 fine and floor access denial for 15 business days (from 11-06-00 to 11-27-00).

                             *   *   *   *   *   *

October 26, 2000

The FINANCIAL COMPLIANCE COMMITTEE determined that SERRINO TRADING COMPANY, INC. ("Serrino") violated:

Regulation 285.05B and Appendix 4C, in that Serrino failed to file an annual financial statement within 90 days of the firm's year end.

The penalty was a $500 fine.

                             *   *   *   *   *   *

                                         PROSPECTIVE MEMBERSHIP LESSEES & LESSORS

                                     LONG TERM FULL MEMBERSHIPS AVAILABLE FOR LEASING
                                     ------------------------------------------------

                                               DATE                 AVAILABLE              CONTACT                 TELEPHONE
MEMBER                        SESSION          POSTED               FOR USE                PERSON                  NUMBER
------                        -------          ------               -------                ------                  ------
Foglton, Michael S.           Night            02/23/2000           02/23/2000             Kelly                   (312) 362-9203
Fanning, Thomas G.            Night            03/09/2000           03/09/2000             Fanning, Thomas G.      (708) 452-4706
Dwyer, Joseph J.              Both             07/03/2000           07/03/2000             Jeanne                  (312) 347-0100
Uhlmann, Thomas G.            Night            07/26/2000           07/26/2000             Uhlmann, Thomas G.      (312) 347-5234
Cunningham Jr., Tom P.        Both             08/07/2000           08/07/2000             Cunningham Jr., Tom     (312) 786-4245
                                                                                                                   (630) 455-9234
McKerr, Anthony J.            Both             08/15/2000           08/15/2000             Dawn                    (312) 435-4779
Groover, Kenneth M.           Night            08/15/2000           08/15/2000             Dana                    (312) 986-6361
Jacobs, Tim                   Both             08/22/2000           08/22/2000             Bill                    (312) 408-9422
Laser, Robert L.              Both             08/22/2000           08/22/2000             Celia                   (312) 663-4939
Gillen, Kenneth               Night            08/24/2000           08/24/2000             Chrissy                 (312) 697-2960
Darraugh, Mike P.             Both             09/12/2000           10/01/2000             Darraugh, Mike P.       (847) 295-6551
Kellen, Kevin M.              Both             09/14/2000           10/14/2000             Kellen, Kevin M.        (847) 998-0846
Sutherland, Earl W.           Both             10/02/2000           11/01/2000             Billie Dewane           (312) 922-8228
Goldberg, Alan I.             Both             10/10/2000           12/01/2000             Goldberg, Alan I.       (847) 438-6446
Corvino, Robert F.            Both             10/16/2000           12/01/2000             Althea                  (312) 435-4779

Cahnman, Raymond              Both             10/19/2000           10/19/2000             Celia Davis             (312) 663-4939
Warning, Kevin J.             Both             10/19/2000           12/01/2000             Althea                  (312) 435-4779
Lyman, Carol L.               Both             10/26/2000           12/01/2001             Lyman, Carol L.         (847) 441-5652
Gladstone, Gordon W.          Both             10/30/2000           12/01/2000             Gladstone, Gordon W.    (847) 524-8726
Warning, James H.             Both             10/31/2000           12/01/2000             Keith Warning           (800) 327-8661
Smithson, Fred L.             Both             11/01/2000           12/01/2000             Smithson, Fred L.       (212) 648-2265
Wasserman, Charles S.         Both             11/01/2000           11/01/2000             Kathy Smith             (312) 362-3042
Brooks, Roger H.              Both             11/02/2000           12/01/2000             Brooks, Roger H.        (561) 750-2144
Brumfield, Frank S.           Both             11/02/2000           11/02/2000             Jackie                  (312) 922-6765
McKerr, Irene                 Both             11/02/2000           11/30/2000             Jackie                  (312) 922-6765
Nettere, Eric B.              Both             11/02/2000           11/02/2000             Celia                   (312) 663-4939

                                     SHORT TERM FULL MEMBERSHIPS AVAILABLE FOR LEASING
                                     -------------------------------------------------

                                               DATE                 AVAILABLE              CONTACT                 TELEPHONE
MEMBER                        SESSION          POSTED               FOR USE                PERSON                  NUMBER
------                        -------          ------               -------                ------                  ------
Shaughnessy, Bryan T.         Both             10/04/2000           10/26/2000 -           Shaughnessy, Bryan T.   (773) 235-7533
                                                                    12/23/2000                                     (312) 987-9550

                                      LONG TERM AM MEMBERSHIPS AVAILABLE FOR LEASING
                                      ----------------------------------------------

                                               DATE                 AVAILABLE              CONTACT                 TELEPHONE
MEMBER                        SESSION          POSTED               FOR USE                PERSON                  NUMBER
------                        -------          ------               -------                ------                  ------
Theys, Joseph J.              Night            04/25/2000           05/14/2000             Theys, Joseph J.        (312) 922-7600
Scopes, Leslie M.             Night            06/21/2000           07/01/2000             Scopes, Leslie M.       (312) 787-1181
Zumpano III, John             Both             09/13/2000           09/13/2000             Dawn (Eurex only)       (312) 435-4779
O'Hallaren, Thomas R.         Night            09/27/2000           10/17/2000             O'Hallaren, Tom R.      (630) 960-4555
Goldsand, Richard S.          Night            10/11/2000           11/01/2000             Goldsand, Richard S.    (480) 451-8850
Baby Jr., Henry P.            Both             10/24/2000           11/24/2000             Baby Jr., Henry P.      (847) 441-9499
Bark, Sidney                  Both             10/26/2000           10/26/2000             Bark, Sidney            (847) 433-6392
Klipp, Everett E.             Both             10/26/2000           10/26/2000             Kelly                   (312) 362-9203
Stokes, Thomas G.             Both             10/26/2000           10/26/2000             Stokes, Thomas G.       (630) 247-3049
Mirowitz, Carl L.             Both             10/27/2000           11/25/2000             Mark Dellacamera        (314) 434-7000
Bennett, Eugene L.            Both             10/31/2000           12/01/2000             Althea                  (312) 435-4779
Bernacchi, Jeffrey M.         Both             10/31/2000           10/31/2000             Chrissy                 (312) 697-3216
Spencer-McKerr, Joan          Both             11/01/2000           11/27/2000             Jim Spencer             (773) 405-9879
McGuire, Brian M.             Day              11/01/2000           11/01/2000             McGuire, Brian M.       (847) 289-8880
Evans, Joseph D.              Both             11/02/2000           11/02/2000             Dana                    (312) 986-6361

                                      LONG TERM GIM MEMBERSHIPS AVAILABLE FOR LEASING
                                      -----------------------------------------------

                                               DATE                 AVAILABLE              CONTACT                 TELEPHONE
MEMBER                        SESSION          POSTED               FOR USE                PERSON                  NUMBER
------                        -------          ------               -------                ------                  ------
Baby, David P.                Both             09/27/2000           10/25/2000             Baby, David P.          (847) 256-4164
Abramson, Leo Randal          Both             10/10/2000           10/31/2000             Abramson, Leo R.        (847) 634-4300
                                                                                           (or Lee)
Dodson, Richard W.            Both             10/20/2000           11/21/2000             Dodson, Richard W.      (312) 435-7026
Bulmash, Barbara              Both             10/31/2000           12/01/2000             Bulmash, Barbara        (847) 267-0870

                                     LONG TERM IDEM MEMBERSHIPS AVAILABLE FOR LEASING
                                     ------------------------------------------------

                                               DATE                 AVAILABLE              CONTACT                 TELEPHONE
MEMBER                        SESSION          POSTED               FOR USE                PERSON                  NUMBER
------                        -------          ------               -------                ------                  ------
Teng, Theresa G.              Both             10/25/1999           10/25/1999             Teng, Theresa G.        (312) 664-9731
Khazei, Brent H.              Both             11/02/1999           11/02/1999             Khazei, Brent H.        (312) 961-1510
Khazei, Eric C.               Both             11/02/1999           11/02/1999             Khazei, Eric C.         (312) 666-0066
Durra, Richard                Both             11/12/1999           12/01/1999             Durra, Richard          (312) 786-1358
Rothman, Michael C.           Both             11/12/1999           11/12/1999             Dawn Krause             (312) 435-4779
Gregory, Robert D.            Both             11/22/1999           11/22/1999             Gregory, Robert D.      (610) 644-7941
Kalchbrenner, Richard D.      Both             11/22/1999           11/22/1999             Jackie                  (312) 356-6231
Leslie, R. Conrad             Day              12/02/1999           12/02/1999             Roberta                 (312) 922-7426
Pierce, Richard A.            Day              12/02/1999           12/02/1999             Pierce, Richard A.      (847) 446-5967
Stobart, Reese E.             Day              12/02/1999           12/02/1999             Cheri                   (312) 795-7502
Obermeier, Chess C.           Day              12/06/1999           12/06/1999             Obermeier, Chess C.     (773) 445-3686
Migely III, Robert J.         Both             12/08/1999           12/08/1999             Leslie                  (312) 341-7700
Kerrigan, Thomas F.           Both             12/15/1999           12/15/1999             Kerrigan, Thomas F.     (630) 986-8551
Schroeder, Mark E.            Both             12/29/1999           12/29/1999             Jeanne                  (312) 347-0100
Hershten, Gedon               Both             12/31/1999           12/31/1999             Celia                   (312) 663-4939
Oakum, Robert Lee             Both             12/31/1999           12/31/1999             Dawn                    (312) 435-4779
Towson, Michael W.            Both             01/03/2000           01/31/2000             Towson, Michael W.      (912) 598-0319
Nemerovski, Scott C.          Both             01/07/2000           01/07/2000             Nemerovski, Scott C.    (312) 635-4523
Cupelis, Thomas T.            Both             01/11/2000           01/11/2000             Cupelis, Thomas T.      (248) 851-8119
Kunard, D. Alan               Both             01/11/2000           01/11/2000             Kunard, D. Alan         (727) 862-0510
Fraelick, Michael T.          Both             01/12/2000           01/12/2000             Darise                  (312) 913-6100
Devaney, Michael P.           Both             01/18/2000           02/12/2000             Pam Caliendo            (212) 524-9382
Sheridan, James M.            Both             01/26/2000           01/26/2000             Dawn                    (312) 435-4779
Richter, Sam                  Both             01/27/2000           01/27/2000             Dawn                    (312) 435-4779
Martin, Robert G.             Both             02/01/2000           02/01/2000             Martin, Robert G.       (520) 299-9755
Heinz, David Mark             Both             02/03/2000           02/03/2000             Heinz, David Mark       (847) 991-0498
McKerr Jr., John F.           Both             03/01/2000           03/01/2000             Kathy                   (312) 786-9140
Greenspan, William I.         Both             03/08/2000           03/08/2000             Greenspan, William I.   (312) 207-6200
Berhoff, Lloyd                Both             03/15/2000           03/15/2000             Dawn                    (312) 435-4779
Hurley, Terence X.            Both             03/15/2000           03/15/2000             Dawn                    (312) 435-4779
Lerner, Eugene Max            Both             03/15/2000           03/15/2000             Dawn                    (312) 435-4779
Spelson, Mark J.              Both             03/15/2000           03/15/2000             Spelson, Mark J.        (630) 833-7770
Hutcherson III, Sidney F.     Both             03/31/2000           03/31/2000             Hutcherson III, Sidney  (630) 887-0199
                                                                                           $50 first
Chenot, Geraldine             Both             04/21/2000           04/21/2000             Chenot, Geraldine       (412) 856-8532
Feldkircher, Friedbert J.     Both             04/21/2000           04/21/2000             Anita or Nancy          (312) 341-7700
Kern, Andrew                  Both             05/02/2000           05/02/2000             Kern, Andrew            (312) 787-2897
Namba, Shunichi               Both             05/16/2000           05/16/2000             BIll Hagerty            (312) 427-7422

Cowhey, William P.            Both             05/25/2000           06/13/2000             Jim Kuchen              (312) 786-9140
Sagui, Gary V.                Both             05/25/2000           05/27/2000             Cristina                (312) 986-6361
Petrie III, John A.           Day              06/01/2000           06/01/2000             Petrie III, John A.     (773) 561-5482
Bouchard, Gary P.             Day              06/02/2000           06/02/2000             Anita                   (312) 341-7700
Reiner, David F.              Both             06/05/2000           06/05/2000             Reiner, David F.        (847) 432-2470
Ogorek, Peggy Ann             Day              06/06/2000           06/30/2000             Chrissy                 (312) 697-2960
Kramer, James J.              Both             06/19/2000           07/01/2000             Kramer, James J.        (847) 658-3377
Quinn, Susan R.               Both             06/19/2000           06/19/2000             Quinn, Susan R.         (312) 654-8887
Grabill, Jonathan S.          Both             06/21/2000           06/21/2000             Pamela                  (312) 341-8643
                                                                                                                   (312) 645-0945
Marquardt, C. William         Both             06/21/2000           06/21/2000             Marquardt, C. W.        (847) 724-5394
Tully, Thomas E.              Both             06/21/2000           06/21/2000             Diane                   (312) 341-7627
Faliszek, Edward              Both             06/22/2000           06/22/2000             Faliszek, Edward        (773) 725-7997
Bartolotta, Sam William       Both             06/26/2000           06/26/2000             Bartolotta, Sam W.      (708) 429-4512
Leventis, George D.           Both             07/03/2000           07/03/2000             Leventis, George D.     (312) 435-3500
Brzozowski, Fred Walter       Both             07/07/2000           07/07/2000             Lois Segal              (312) 322-7400
Shlaes, George                Both             07/07/2000           07/07/2000             Shlaes, George          (312) 787-2675
                                                                                                                   (312) 266-8005
Barrowman, James              Both             07/13/2000           08/01/2000             Barrowman, James        (815) 784-5157
Baby, Charles P.              Both             08/01/2000           08/01/2000             Henry Baby              (847) 446-9499
Gregory, Paul Alan            Both             08/01/2000           08/01/2000             Dawn                    (312) 435-4779
Burbano, Robert               Day              08/01/2000           08/01/2000             Burbano, Robert($150)   (312) 482-9013
Amirsaleh, Mahyar             Both             08/07/2000           08/07/2000             Renee                   (201) 867-6005
Chubin, Cary M.               Both             08/07/2000           08/07/2000             Chubin, Cary M.         (773) 248-2333
Horwitz, Jeffrey              Both             08/07/2000           08/07/2000             Horwitz, Jeffrey        (847) 673-0222
Sandford, Robert L.           Both             08/07/2000           08/07/2000             Sandford, Robert L.     (312) 435-3500
Clancy, Thomas M.             Both             08/08/2000           09/01/2000             Clancy, Thomas M.       (630) 243-9412
Morris, Terrence E.           Both             08/15/2000           09/09/2000             Dawn                    (312) 435-4779
Clancy, Thomas M.             Day              08/15/2000           09/01/2000             Clancy, Thomas M.       (630) 243-9412
Clifford, Daniel P.           Both             08/22/2000           09/01/2000             Crissy                  (312) 697-3216
Guerriero, Jerome             Both             08/22/2000           08/22/2000             Guerriero, Jerome       (773) 775-2910
Ieronimo, James M.            Both             08/22/2000           09/16/2000             Jackie                  (312) 356-6210
Hickey, Thomas M.             Both             09/13/2000           09/13/2000             Hickey, Thomas M.       (708) 246-5197
Smith, Thomas N.              Both             09/13/2000           09/13/2000             Jackie Lampkin          (312) 922-6765
Spencer, James C.             Both             09/13/2000           09/13/2000             Spencer, James C.       (773) 405-9879
                                                                                                                   (773) 764-9879
Brzozowski-Warner, Susan      Both             09/19/2000           09/19/2000             Lois Segal              (312) 322-7400
Leventis, George D.           Both             09/26/2000           10/20/2000             Leventis, George D.     (312) 435-3500
Nelson, Thomas E.             Both             09/26/2000           09/26/2000             Nelson, Thomas E.       (708) 524-0655
Guzzo, Angelo J.              Both             10/04/2000           10/04/2000             Guzzo, Angelo J.        (708) 442-9539
McGuire, John A.              Both             10/04/2000           10/04/2000             McGuire, John A.        (630) 377-9959
Miely, Kenneth D.             Both             10/05/2000           11/01/2000             Bill                    (312) 408-9422
O'Connor, Mary Jane           Both             10/10/2000           10/10/2000             Pamela                  (312) 341-8643
McCauley, Patrick G.          Both             10/11/2000           11/11/2000             McCauley, Patrick G.    (773) 779-4268
Crilly, Timothy P.            Both             10/16/2000           10/16/2000             Althea                  (312) 435-4779
Einspahr, Dean B.             Both             10/16/2000           10/16/2000             Althea                  (312) 435-4779
McBride, Nicholas M.          Both             10/16/2000           10/16/2000             Althea                  (312) 435-4779
Dudley Jr., William B.        Both             10/19/2000           10/19/2000             Dana                    (312) 986-6361
La Crosse, Craig J.           Both             10/27/2000           10/27/2000             La Crosse, Craig J.     (312) 986-8805
Hensel, James S.              Day              11/01/2000           11/01/2000             Dana                    (312) 986-6361
Selander, Joyce C.            Day              11/01/2000           11/01/2000             Selander, Joyce C.      (312) 787-7530
Vasiliou, Byron D.            Both             11/02/2000           12/02/2000             Vasiliou, Byron D.      (312) 475-8121
Popa, Ryan M.                 Day              11/02/2000           12/01/2000             Popa, Ryan M.           (773) 348-6857

                                      LONG TERM COM MEMBERSHIPS AVAILABLE FOR LEASING
                                      -----------------------------------------------

                                               DATE                 AVAILABLE              CONTACT                 TELEPHONE
MEMBER                        SESSION          POSTED               FOR USE                PERSON                  NUMBER
------                        -------          ------               -------                ------                  ------
Dickman, David M.             Both             01/27/2000           01/27/2000             Dawn                    (312) 435-4779
Goldberg, Jacqueline J.       Both             02/04/2000           02/15/2000             Goldberg, Jacqueline    (847) 328-4986
Schaer, J. Brian              Both             02/04/2000           02/04/2000             Bill                    (312) 408-9422
Binder, Charles               Both             02/08/2000           02/08/2000             Christina               (312) 986-6361
Goldberg, David F.            Both             02/08/2000           02/08/2000             Susan                   (847) 382-9068
Coxe, Alexander               Both             02/28/2000           02/28/2000             Pat                     (312) 786-4880
Knapp, Thomas B.              Both             03/01/2000           03/01/2000             Sid Kaz                 (312) 913-6100
Hicks Jr., Robert E.          Both             03/07/2000           04/01/2000             Bill Hagerty            (312) 427-7422
Feldman, Victor D.            Both             03/14/2000           04/07/2000             Feldman, Victor D.      (800) 580-5143
Skubisz, Joseph J.            Both             03/16/2000           02/28/2000             Pat                     (312) 786-4880
Manne, Jerry                  Both             03/24/2000           03/24/2000             Manne, Jerry            (312) 341-1323
Huber, Daniel P.              Both             03/29/2000           03/29/2000             Huber, Daniel P.        (847) 784-8115
Ferguson, David G.            Both             03/30/2000           04/14/2000             Linda                   (312) 435-3238
Alfano, David M.              Both             04/11/2000           04/11/2000             Alfano, David M.        (312) 460-4022
                                                                                                                   (630) 887-0161
McKerr Jr., John F.           Both             04/14/2000           05/15/2000             Kathy                   (312) 786-9140
Gulotta, Larry C.             Both             04/28/2000           05/21/2000             Cristina                (312) 986-6361
Tlapek, Lucille R.            Both             05/08/2000           06/08/2000             Tlapek, Lucille R.      (501) 954-8545
Glynn, Daniel R.              Both             05/17/2000           05/17/2000             Glynn, Daniel R.        (847) 251-8150
                                                                                                                   (312) 939-8950
Rothman, Michael C.           Both             05/18/2000           05/18/2000             Dawn                    (312) 435-4779
Bittman, James B.             Both             05/25/2000           05/25/2000             Cristina                (312) 986-6361
Griffin, Robert J.            Both             05/25/2000           05/25/2000             Griffin, Robert J.      (847) 446-8405
Bournakis, Louis P.           Day              06/02/2000           07/01/2000             Bournakis, Louis P.     (312) 427-7440
Durra, Richard                Both             06/21/2000           07/15/2000             Melissa                 (773) 394-9788
O'Connor, Mary Jane           Both             06/21/2000           06/21/2000             Pamela                  (312) 341-8643
                                                                                                                   (312) 645-0945
McMurray, Michael K.          Both             06/26/2000           06/26/2000             Dawn                    (312) 435-4779
Watterson, David L.           Both             07/03/2000           07/03/2000             Watterson, David L.     (219) 722-2616
Cantrell, R. Franklin         Both             07/13/2000           08/01/2000             Cantrell, R. Franklin   (312) 683-6189
Massey, Aaron R. D.           Both             07/13/2000           07/13/2000             Massey, Aaron R. D.     (847) 441-5028
Becker, Scott M.              Both             07/26/2000           07/26/2000             Becker, Scott M.        (847) 446-3767
Townsend, Frederic            Both             08/07/2000           08/07/2000             Dawn                    (312) 435-4779
Stewart, Linda M.             Day              08/15/2000           08/26/2000             Stewart, Linda M.       (561) 465-7099
Weissman, Wes                 Day              08/15/2000           08/15/2000             Pamela Martin           (312) 341-8643
Croke, James R.               Both             08/22/2000           09/17/2000             Croke, James R.         (847) 803-9200
                                                                                           Negotiable $100.00
Massey, Aaron R. D.           Day              08/25/2000           08/25/2000             E. Davidson Massey      (312) 362-2929
Becker, H. Phillip            Both             09/01/2000           09/01/2000             Rita                    (847) 272-6465
Morris, Terrence E.           Both             09/01/2000           09/01/2000             Morris, Terrence E.     (312) 922-8750
Segal, George I.              Both             09/07/2000           09/07/2000             Donna                   (312) 559-8809
Buehler, Jay W.               Both             09/12/2000           09/12/2000             Dawn                    (312) 435-4779
DiBenedetto, Steven Aldo      Both             09/12/2000           09/12/2000             DiBenedetto, Steven A.  (847) 297-3535
Groover, Kenneth M.           Both             09/12/2000           09/12/2000             Dennis                  (312) 986-6361
Wickham, Mont R.              Both             09/12/2000           09/12/2000             Dawn                    (312) 435-4779
Conley, Douglas M.            Both             09/14/2000           09/14/2000             Conley, Douglas M.      (705) 842-1234
                                                                                                                   (727) 858-1188
Sherwood, Toni                Both             09/14/2000           09/14/2000             Dennis                  (312) 986-6361
Wood-Prince, Patrick B.       Both             09/21/2000           09/21/2000             Wood-Prince, Patrick B. (770) 552-2482
Natinchek, N. A.              Both             09/26/2000           09/26/2000             Jeanne                  (312) 347-0100

Parman, Wayne T.              Both             09/26/2000           09/26/2000             Parman, Wayne T.        (312) 588-5530
Ackerman, Bruce F.            Both             10/04/2000           11/04/2000             Ackerman, Bruce F.      (708) 479-1116
Bollero Jr., John A.          Both             10/16/2000           10/16/2000             Althea                  (312) 435-4779
Dorman, Bernard               Both             10/16/2000           10/16/2000             Bob Sheeran             (312) 341-7070
Moens, Keith A.               Both             10/16/2000           10/16/2000             Moens, Keith A.         (847) 255-6050
                                                                                                                   (312) 394-7552
Supple, John J.               Both             10/16/2000           10/16/2000             Althea                  (312) 435-4779
McTague III, George W.        Both             10/19/2000           10/19/2000             McTague III, George  W. (303) 725-7869
Hanson, Lawrence John         Both             10/20/2000           10/20/2000             Hanson, Lawrence  John  (312) 855-7756
Nagel, Marc                   Both             10/26/2000           10/26/2000             Bill Levinsky           (312) 408-9422
Tocks, John H.                Both             10/30/2000           11/20/2000             Tocks, John H.          (847) 234-7016
Kotz, John A.                 Both             11/02/2000           11/02/2000             Jackie                  (312) 922-6765

                             *   *   *   *   *   *

                          REVOCABLE FAMILY TRANSFERS

In accordance with Regulation 249.01(j), the following Members, and their respective transferees, have completed revocable family transfers through the Exchange.

MEMBER                        TRANSFEREE                       EFFECTIVE DATE
------                        ----------                       --------------

Martin S. McGlone             Brendan C. McGlone               October 7, 2000
~(AM)
Robert J. Reardon             Robert James Reardon, Jr.        October 10, 2000
(FULL)

     ~ ONLY AVAILABLE MEMBERSHIP TRANSFERRED

                            MEMBERSHIP DELEGATIONS

In accordance with Rule 221.00(f), the following Members, and their respective delegates, have filed delegation agreements with the Exchange.


MEMBER (Type of Membership)   DELEGATE                           EFFECTIVE DATE

Connelly, Brian I             Allen, Michael P.                  10/09/2000
(FULL)
Scopes, Leslie M              Atkinson, Daniel T.                10/10/2000
(IDEM)
Wieneke, Robert C             Atwater, Earle B.                  10/02/2000
~(AM)
Bohl, David B.                Barron, Kevin G.*                  10/01/2000
~(FULL)
Groover, Kenneth M            Battles, Alexander M.              10/13/2000
(COM)
Smithson, Fred L              Bauer, Scott I.*                   10/23/2000
~(FULL)
Hicks Jr., Robert E           Blake, Thomas J.*                  10/30/2000
(FULL)
Collins, Arthur F             Bruber, Eugene G.                  10/03/2000
(IDEM)
Oliwa, Marian A               Bumpers, R. Langford               10/01/2000
(AM)
Warning, James H              Butler, Joseph William*            10/17/2000
(FULL)
Baccetti, Gerald C            Calto, John K.                     10/09/2000
~(COM)
Ossmann, William J            Cashman, James E.                  10/09/2000
~(FULL)
Vasiliou, Byron D             Combs, Cedric Emil                 10/24/2000
~(IDEM)
Georges, Thomas J             Conway, Christopher A.             10/10/2000
~(COM)
Cahnman, David                Cooper, Jason R                    10/03/2000
(AM)-Day
Griffith, Bradley G           Corydon, James A.*                 10/11/2000
~(FULL)
Rosenson, Harold              Cournoyer, Bryan R.                10/09/2000
~(FULL)
Heiser, William L             DeMarco, Anthony                   10/02/2000
~(GIM)
Preiser, Beverly A            Droegemueller, Mark W.             10/02/2000
~(AM)
Forbeck Jr., Anthony G        Duszynski, John M.*                10/01/2000
~(FULL)
Seaman, B. J                  Eadie Jr., Sam L.*                 10/01/2000
~(FULL)
Young, Ronald F               Eliashevsky, Alex M.*              10/02/2000
~(FULL)
Rothschild, Mark S            Ellis Jr., James J.                10/09/2000
(FULL)
Genin, Alexis J               Fidler, David J.                   10/31/2000
~(FULL)
Wenger, Marvin H              Fisher, Gregory William            10/03/2000
(IDEM)
Kraft, Burnell D              Fitzgerald II, Richard H.          10/03/2000
(FULL)
Pilcher, James A              Frantz, Jeffrey A.                 10/03/2000
~(FULL)
Reum, Ronald K                Frech, Raymond Gerald              10/02/2000
(AM)
Hellman, Mark D               Fried, Ted A.*                     10/19/2000
~(FULL)
Bekkers, John                 Gilfand, Aaron M.*                 10/02/2000
~(FULL)
McGuire, Roger                Graham, Laurence J.                10/02/2000
(FULL)-Evening
Ackerman, Bruce F             Grom, Douglas E.                   10/04/2000
~(IDEM)
Cahnman, Raymond              Gulotta, Joseph N                  10/31/2000
(GIM)
O'Shaughnessy, Dennis M       Hanhardt, Edward *                 10/30/2000
~(FULL)
Rothman, Gregory C            Harap, David G.*                   10/01/2000
(FULL)
Hollander, Glenn P            Harrigan, Timothy                  10/02/2000
(AM)-Day
Riley, Marvel Jean            Haugens, Paul B.                   10/31/2000
~(FULL)
Blew, Thomas J                Herrala, Thomas *                  10/04/2000
(FULL)
Bergstrom, Charles W          Heumann, Allyson Joy*              10/13/2000
~(FULL)
Faraci, Victor C              Hoelscher, David J.*               10/05/2000
~(FULL)
Leventis, George D            Ingram, Clint E.                   10/30/2000
(IDEM)
Jacobson, Joel C              Jackson, Larry *                   10/23/2000
~(FULL)
McGrath, Margaret E           Kalisvaart, Edward N.*             10/05/2000
(FULL)
Rothman, Michael C            Kennelly, John E.                  10/16/2000
(GIM)
Cassidy, Lloyd C              Kernan, Richard M.*                10/19/2000
~(FULL)
O'Donnell, Patrick            Kilgallon, Joseph                  10/06/2000
(AM)
Terman, William J             Klingen, Leonard R.*               10/02/2000
~(FULL)
Harrigan, Timothy             Koehler, Patrick T.*               10/02/2000
~(FULL)
Mathis, Gregory F             Kotler, Todd J.*                   10/25/2000
(FULL)
Hillegass, Patrick S          Koval, Christopher J.              10/13/2000
(IDEM)
Truxal, Kenneth L             Krajewski, William F.              10/16/2000
~(FULL)
Davis, Jay                    Kruse, Mark S.*                    10/01/2000
(FULL)
DiBenedetto, Steven Aldo      Kuhn, Charles J.                   10/13/2000
(IDEM)
Schell, Ward J                Lopata, Paul E.                    10/11/2000
(IDEM)
Bulwa, David M                Maggos, Nicholas G.                10/06/2000
~(AM)
Sunderlin, John Nels          Michalski, Richard                 10/07/2000
(AM)-Day
Berendt, Arthur R             Morse, Mark T.*                    10/05/2000
~(FULL)
Perpich, Jane A.              Morvice, Robert E.*                10/01/2000
~(FULL)

Kaberna, James M              Moster, Thomas C.                  10/23/2000
~(AM)
Wheaton, Christopher M        Neubauer, Nickolas J.              10/02/2000
~(COM)
Lavender, John Oliver         Nocek, Lawrence J.                 10/04/2000
~(AM)
Aull, James P.                Norberg, Brian J                   10/24/2000
~(GIM)
Barrett, John Carl            Noyes, William E.                  10/16/2000
(AM)
Berhoff, Lloyd                O'Brien, Mary Barbara*             10/09/2000
(FULL)
Phillips, Gary A              O'Connor, Douglas S.               10/09/2000
~(AM)
Shakon, Terrence J            Or, Rachel W.*                     10/01/2000
~(FULL)
Perry, Lois                   Osborne, Peter *                   10/26/2000
~(FULL)
Israelov, Jerome J            Pape, Daniel *                     10/20/2000
(FULL)
Huber, Daniel P               Raguseo, Michael *                 10/19/2000
(FULL)
Osgood, Mark M                Ramirez, Brian J.                  10/20/2000
(COM)
Lundy, William G              Reardon, Jr., Robert J.            10/06/2000
(FULL)
Burrell, John B               Reina Jr., Louis P.                10/01/2000
~(AM)
Levin, Marc                   Roberts, Richard J.*               10/17/2000
(FULL)
Kardos, Sandor H              Rosenthal, David E.                10/01/2000
~(AM)
Gelbort, Robert B             Rothman, Marc E.*                  10/01/2000
~(FULL)
Meo, Albert                   Ruggerio, Dominic W.               10/09/2000
~(IDEM)
Jackson, Paul W               Schwab, Joseph H.                  10/20/2000
(AM)
Kogan, Martin                 Schwartz, James H.                 10/18/2000
(FULL)-Day
Cohn, Mark Alan               Shorr, David S.                    10/27/2000
(AM)-Day
Kanavos, Stephen C            Soppi, Mark Edward                 10/17/2000
(COM)
O'Donnell, Lee                Spears, Timothy L.*                10/02/2000
~(FULL)
Leslie, R. Conrad             Steinbis, Michael D.               10/02/2000
(FULL)
Stone, Burton N.              Stone, Burton N                    10/30/2000
~(IDEM)
Nathan, Ira S                 Storey, Brian J.*                  10/18/2000
~(FULL)
Hibberd, Oliver M             Stuber, David L.*                  10/01/2000
~(FULL)
Rabin, Sondra                 Tarrach, Christopher S.*           10/19/2000
~(FULL)
Casey Jr., Robert D           Taugner, Christian P.              10/05/2000
(AM)
Lupori, Richard D             Terman, William J.*                10/16/2000
~(FULL)
Brault Jr., Jerome J          Terri, James                       10/27/2000
~(GIM)
Kinsella, John R              Terry, Randy *                     10/12/2000
~(FULL)
Finn, Michael K.              Tolman, Bryce T.*                  10/01/2000
~(FULL)
Tuchman, Marvin               Tuchman, Steven A.                 10/02/2000
~(GIM)
Spencer-McKerr, Joan          Valenzuela, Tom C.*                10/02/2000
~(FULL)
Czajkowski, James D           Walden, Martin Lincoln*            10/01/2000
~(FULL)
Stein, Gregory R              Welsh, Robert J.                   10/01/2000
~(GIM)
Levin, Rozanne Bloom          Widdis, Daniel J.                  10/11/2000
~(AM)
Neagle, Michael P             York, Timothy F.                   10/27/2000
(COM)
Lyons, Gregory T              Zunica, Lawrence J.                10/27/2000
(IDEM)


~
ONLY AVAILABLE MEMBERSHIP LEASED OUT.
D  DAY SESSION ONLY
N  NIGHT SESSION ONLY
*  CBOE ONLY
F  FIRM OWNED

                       MEMBERSHIP DELEGATIONS - RENEWALS

In accordance with Rule 221.00 (f), the following Members, and their respective delegates, have filed delegation agreement renewals with the Exchange.


MEMBER (Type of Membership)   DELEGATE                      EFFECTIVE DATE

Reilley, Dale L.              Anaya Jr., Anthony            October 10, 2000
(FULL)
Wenger, Marvin H.             Culley, John Andrew           October 3, 2000
(IDEM)
Conrad, Thomas C.             DeLaura, Michael Ch.          October 20, 2000
(AM)
Lorenzen, Dale E.             Flakus, Patricia J.           October 16, 2000
(FULL)
Evans, Joseph D.              Foster, David L.              October 1, 2000
(IDEM)
Fusco, Joseph T.              Leahy, James J.               October 18, 2000
(AM)-Evening
O'Connor, Matthew J.          Mergener, Michael E.          October 1, 2000
(FULL)-Evening
Ignarski, Adeline D.          Meystel, Jay                  October 1, 2000
(IDEM)
Rusin, Robert B.              Pierce, Thomas F.             October 31, 2000
(AM)
Notorangelo, John F.          Sullivan, R. Mark             October 17, 2000
(AM)-Evening
Shute, Robert E.              Westcott, Mark E.             October 1, 2000
(FULL)
Pacelli, Mark W.              Williams, Brian H.            October 2, 2000
(COM)
Ossmann, William J.           Zalizniak, Ihor Clyde         October 23, 2000
(COM)

                          CHANGES OF MAILING ADDRESS

Full Members
Burke, Thomas K., 141 W. Jackson Blvd., Ste. 2020, Chicago, IL 60604 Conrad, Mary Jane, 2815 Sun Valley Rd., Lisle, IL 60532
Ehrhardt, Kenneth, 10405 E. Champagne Dr., Sun Lakes, AZ 85248
Ehrlich, Reed N., 2521 Keppel Sands Dr., Las Vegas, NV 89134
Kane, Mary Patricia, 542 S. Dearborn St., Ste. 1370, Chicago, IL 60605 Komparda Jr., Stanley L. 111 W. Jackson Blvd., Ste. 944, Chicago, IL 60604 Komparda, William P., 111 W. Jackson Blvd., Ste. 944, Chicago, IL 60604 Masterson III, James, 141 W. Jackson Blvd., Ste. 2168, Chicago, IL 60604 Murphy, Joseph J., 111 W. Jackson Blvd., Ste. 1700, Chicago, IL 60604 O'Connell, William J., 633 N. Spring Ave., LaGrange, IL 60525
Raskin, Alan, 25 Royal Vale Dr., Oak Brook, IL 60523
Taki, Hiroshi, 655 3rd Ave., 26th Floor, New York, NY 10017
Terman, William, 855 Sheridan Rd., Highland Park, IL 60035
Weinstein, Alan L., 696 De Tamble Ave., Highland Park, IL 60035

Associate Members
Burrell, John B., 2976 Buccaneer Rd., Virginia Beach, VA 23451
Erickson, Jon C., 11030 Revere Rd., Mokena, IL 60448
Komparda, Mary J., 111 W. Jackson Blvd., Ste. 944, Chicago, IL 60604 Masterson, Edward C., 141 W. Jackson Blvd., Ste. 2168, Chicago, IL 60604 McGlone, Martin S., 811 S. Lytle St., Apt. 302, Chicago, IL 60607
Skach, Kathleen Ann, 227 W. Monroe St., 41st Floor, Chicago, IL 60606 White, Martin W., 417 Grove, Oak Park, IL 60302
Wolf, Daniel P., 1802 N. Sedgwick St., Chicago, IL 60614

COM Interest Holders
Conley, Douglas M., 8810 Avondale Ln., Bayonet Point, FL 34667
Neuman Jr., John Lee, 12 S. Columbia St., Naperville, IL 60540
Quaid, Patrick J., 3748 W. 116th Street, Alsip, IL 60803
Smale, Grant R., 3353 N. Clark St., Apt. 2NW, Chicago, IL 60657

IDEM Interest Holders
Ambrosino, Michael J., 2053 N. Sheffield Ave., #1F, Chicago, IL 60614 Coretz, Craig, 5343 N. Damen Ave., 3rd Floor, Chicago, IL 60625 Green, Kristine, 124 W. Polk St., Apt. 107, Chicago, IL 60605 Ledinsky, Jay R., 2618 N. Wayne Ave., Apt. 1FRH, Chicago, IL 60614 Lightcap, Kurt, 555 W. Madison St., Apt. 2410, Chicago, IL 60661 Northey, William G., 101 Las Colinas Dr., Corralitos, CA 95076
Peck, Clay A., 440 S. LaSalle St., Ste. 2800, Chicago, IL 60605

GIM Interest Holders
Goldfarb, Mark S., 807 Marseilles Cir., Buffalo Grove, IL 60089

FULL Delegates
Berninger, Kevin, 810 Butternut Ln., Apt. B, Mt. Prospect, IL 60056 Boggs, Ryan, 1 W. Superior St., Apt. 2511, Chicago, IL 60610
DiLeonardo, Frank, 1 W. Superior St., Apt. 1902, Chicago, IL 60610 Hoelscher, David J., 141 W. Jackson Blvd., Ste. 1310A, Chicago, IL 60604 Hoelscher, Robert, 828 Wagner Rd., Glenview, IL 60025
Northey, Stephen E., 141 W. Jackson Blvd., Ste. 2168, Chicago, IL 60604 Reardon Jr., Robert J., 1545 N. Larrabee St., Chicago, IL 60610
Tyson, Michael T., 2816 N. Mozart St., Chicago, IL 60618

AM Delegates
Bloom, Lauri L., 3124 Hutington Ln., Northbrook, IL 60062
Corby, Terence, 2300 Lincoln Park West, Apt. 1520, Chicago, IL 60614 Droegemueller, Mark, 4328 N. Keeler Ave., Chicago, IL 60641
Knight, Stephen F., 836 Brookline Dr., Sunnyvale, CA 94087
Lewis, Daniel J., 2717 Old Woods Trl., Plainfield, IL 60544
Lindsay, Ian, 1923 N. Dayton St., Apt. 1, Chicago, IL 60614
Spahn, Mark J., 22W259 Ironwood Dr., Glen Ellyn, IL 60137
Van Wezemaal, Joel R., 2340 N. Glenview Ave., Apt. 3, Chicago, IL 60614 Wood, Christopher J., 141 W. Jackson Blvd., Ste. 2135, Chicago, IL 60604

COM Delegates
McConnell, Gerald, 2772 N. Lincoln Ave., Apt. 303, Chicago, IL 60614

IDEM Delegates
Cannon Hunter T., 1464 W. Grace St., Apt. 2F, Chicago, IL 60613
Escobar, Rafael, 2626 N. Lakeview Ave., Apt. 808, Chicago, IL 60614 Kuhn, Charles J., 1832 Grove St., Glenview, IL 60025
Makaris, Peter J., 623 Ferdinand Ave., Forest Park, IL 60130
McKerr, Emmett J., 141 W. Jackson Blvd., Ste. 2020, Chicago, IL 60604

GIM Delegates
Bongiorno, Anthony S., 714 Busse, Mt. Prospect, IL 60056
Connelly, Thomas E., 2025 N. Fremont St., Apt. 1, Chicago, IL 60614 Corso, Jeffrey N., 1521 Westminister Dr., Apt. 106, Naperville, IL 60563 Ryan Jr., John H., 3230 N. Seminary Ave., Apt. 1, Chicago, IL 60657


                                                    Paul J. Draths
                                                    Vice President and Secretary